UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

DOUBLEDOWN INTERACTIVE CO., LTD.

(Name of Subject Company)

DOUBLEDOWN INTERACTIVE CO., LTD.

(Name of Person Filing Statement)

AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 0.05 COMMON SHARES,

PAR VALUE ~~W~~10,000 PER SHARE

(Title of Class of Securities)

25862B109

(CUSIP Number of Class of Securities)

Joseph A. Sigrist

Chief Financial Officer

c/o DoubleDown Interactive, LLC

605 5th Avenue, Suite 300

Seattle, Washington 98104

(206) 408-1545

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

(a) Subject Company. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is DoubleDown Interactive Co., Ltd., a corporation with limited liability organized under the laws of Korea (“DDI” or the “Company”). The Company’s principal executive offices are located at 13F, Gangnam Finance Center 152, Teheran-ro, Gangnam-gu, Seoul 06236, Republic of Korea, and its telephone number is +82-2-501-7216.

(b) Class of Securities. The title of the class of equity securities to which this Statement relates is the American Depositary Shares (“ADS”), each representing 0.05 of a common share, par value ~~W~~10,000 per share, of the Company (the “Common Shares” or “Shares”). As of the close of business on October 5, 2021, the latest practicable date prior to the filing of this Statement, there were 6,316,000 ADS of the Company issued and outstanding and 2,477,672 Common Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in Item 1(a) above and are incorporated herein by reference. The Company’s website address is www.doubledowninteractive.com. The information on the Company’s website should not be considered part of this Statement.

(b) Tender Offer. This Statement relates to a tender offer by B. Riley Securities, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of B. Riley Financial, Inc., a Delaware corporation (“BRF”), to purchase up to 2,000,000 ADS of the Company, each representing 0.05 of a Common Share, that are issued and outstanding and owned by holders of the Company’s ADS (“ADS Holders”), other than BRF and its subsidiaries, at a price of $18.00 per ADS, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s offer to purchase (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” The Offer is disclosed in a Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Purchaser with the Securities and Exchange Commission (“SEC”) on September 23, 2021. According to the Offer to Purchase, the Offer will expire at 12:00 midnight, New York City time, on October 22, 2021 (one minute after 11:59 P.M., New York City time, on October 21, 2021), unless the Offer is extended. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

According to the Offer to Purchase, if the number of the Company’s ADS that are properly tendered, and not withdrawn, in the Offer exceeds 2,000,000, Purchaser will purchase such ADS on a pro rata basis from all tendering ADS Holders. The proration factor, if any, will be equal to 2,000,000 divided by the total number of DDI ADS properly tendered, and not withdrawn, by all ADS Holders.

The foregoing description of the terms of the Offer is qualified in its entirety by reference to the Offer to Purchase, Letter of Transmittal and other related materials.

As set forth in the Schedule TO, Purchaser’s and BRF’s principal executive offices are located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California, and their telephone number is (310) 966-1444. According to the Schedule TO, Purchaser is a wholly owned subsidiary of BRF.

According to the Offer to Purchase, as of September 22, 2021, BRF, its affiliates (including Purchaser) and certain of its executive officers (collectively, the “BRF Holders”) beneficially owned an aggregate of 2,002,324 DDI ADS, or approximately 31.7% of the 6,316,000 ADS of the Company issued and outstanding, representing beneficial ownership of 100,116.2 Common Shares of DDI, or approximately 4.0% of the 2,477,672 Common Shares issued and outstanding. Following the successful consummation of the Offer, if Purchaser purchases the maximum number of DDI ADS sought to be purchased pursuant to the Offer, the BRF Holders will collectively beneficially own 4,002,324 DDI ADS, or approximately 63.4% of the issued and outstanding ADS of the Company, representing beneficial ownership of 200,111.7 Common Shares, or approximately 8.1% of the Common Shares issued and outstanding.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described or referred to in this Statement, to the Company’s knowledge, as of the date on which this Statement was filed with the SEC, no material agreement, arrangement or understanding exists, nor is there an actual or potential conflict of interest, between (a) the Company, its executive officers, directors or affiliates and (b) Purchaser, BRF and any of their respective executive officers, directors or affiliates.

As described in the Offer to Purchase, Purchaser’s principal business is serving as a broker dealer to corporate, institutional and high net worth individual clients. On September 2, 2021, the Company completed its initial public offering of ADS (the “IPO”), at $18.00 per ADS. Purchaser acted as lead underwriter in respect of the IPO. In connection with the IPO, the Company and Purchaser entered into a customary engagement letter, and the Company, STIC Special Situation Diamond Limited and Purchaser entered into a customary underwriting agreement, dated as of August 30, 2021 (the “Underwriting Agreement”). A copy of the Underwriting Agreement is filed as Exhibit (e) hereto and is incorporated herein by reference.

According to the Offer to Purchase, following the IPO and prior to the announcement of Purchaser’s intention to commence the Offer, Purchaser and certain of its affiliates made significant purchases of DDI ADS in the open market. According to the Offer to Purchase, BRF, its affiliates (including Purchaser) and certain of its executive officers have purchased a total of 2,022,324 DDI ADS in or following the IPO (excluding any DDI ADS purchased and distributed by Purchaser in the IPO), at an average purchase price of $17.61 per ADS.

The information set forth in the Offer to Purchase under “Special Factors — Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with DDI” and “The Tender Offer — Certain Information Concerning Purchaser and BRF — Securities Transactions” is incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation or Recommendation. The Board of Directors of the Company (the “Board”), acting on behalf of the Company, expresses no opinion and remains neutral with respect to the Offer. The Board has not made a determination as to whether the Offer is fair to or in the best interests of the ADS Holders and makes no recommendation as to whether ADS Holders should accept the Offer and tender their DDI ADS (and, if so, how many ADS to tender) or reject the Offer and not tender their ADS.

The Board has determined that an ADS Holder’s decision as to whether or not to tender its DDI ADS in the Offer and, if so, how many ADS to tender, is a personal investment decision based upon such individual ADS Holder’s particular circumstances. The Board has also considered that acceptance of the Offer would permit an ADS Holder to realize a premium of approximately 11.8% to the closing price of the DDI ADS, as reported on the Nasdaq on September 10, 2021, the last full trading day before Purchaser announced its intent to commence the Offer, whereas a decision not to tender in the Offer would permit ADS Holders who believe that the Company’s ADS have a greater intrinsic value to realize greater long-term value of their DDI ADS, if their view of the greater intrinsic value of the Company’s ADS is recognized in the trading market.

Accordingly, the Board urges each ADS Holder to make its own decision as to whether to tender its DDI ADS in the Offer and, if so, how many ADS to tender, based on all available information, including the ADS Holder’s investment objectives, the recent market prices of the DDI ADS, the ADS Holder’s own views as to the Company’s prospects and outlook, the factors considered by the Board (as described below) and any other factors that the ADS Holder deems relevant to its investment decision. Each ADS Holder should carefully read this Statement, the Offer to Purchase, the Letter of Transmittal and other materials related to the Offer before making any decision regarding tendering its DDI ADS in the Offer. In addition, ADS Holders should review the

Company’s financial and other information set forth in its most recent annual report on Form 20-F filed by the Company with the SEC on April 30, 2021 and in other reports filed by the Company with the SEC. The Board also urges each ADS Holder to consult with its financial and tax advisors regarding the Offer.

(b) Reasons for the Board’s Position. In evaluating the Offer and determining to express no opinion and remain neutral with respect to the Offer, the Board consulted with the Company’s senior management and legal counsel and considered a number of factors. The factors that the Board believed were in favor of expressing no opinion and remaining neutral with respect to the Offer included the following:

•

Individual Investment Decision. The Board considered that each ADS Holder can make an independent judgment as to whether to maintain its interest in the Company or to reduce or eliminate its interest in the Company by participating in the Offer, based on all of the available information. Personal considerations that the Board believed could be relevant to each individual ADS Holder’s decision include (but are not limited to) the following:

•	the ADS Holder’s determination of the adequacy of the Offer Price in light of the recent market prices of the DDI ADS and the ADS Holder’s own views as to the Company’s prospects and outlook;

•	the ADS Holder’s investment objectives, including its investment size, time horizon and need for liquidity or diversification of its investment portfolio;

•	other investment opportunities, including other types of investments, available to the ADS Holder; and

•	the tax consequences to the ADS Holder of participating in the Offer (for which the ADS Holder may wish to consult with competent tax advisors);

•

Not a Change of Control Transaction. The Board considered that the completion of the Offer by Purchaser would not by itself result in a change of control of the Company and that the Board expected that the Company would continue to be an independent company and the DDI ADS would continue to be publicly traded on Nasdaq following the completion of the Offer.

•

Insufficient Trading History. The Board considered that the Company’s trading history following the recent completion of its IPO on September 2, 2021 is insufficient to enable the Board to form a view as to whether the current trading price of the DDI ADS accurately reflects the intrinsic value of the Company, or predict the price at which the DDI ADS will trade on Nasdaq in the future, including as compared to the Offer Price.

•

Ability to Change Position. The Board considered the fact that it can change its position and make a recommendation with respect to the Offer at a later time prior to the expiration of the Offer, if there is a material change of circumstances or additional material information comes to the attention of the Board. The Board also considered the fact that the ADS Holders who tender their ADS in the Offer would have withdrawal rights, as provided in the Offer to Purchase, and could withdraw any ADS tendered in the Offer prior to the expiration of the Offer if they desire to do so, including based on any changes to the Board’s position with respect to the Offer.

As part of the Board’s consideration of its position with respect to the Offer, the Board also recognized that there were certain factors that were in favor of recommending that ADS Holders reject the Offer and not tender their ADS in the Offer, as well as certain factors that were in favor of recommending that ADS Holders accept the Offer and tender their ADS in the Offer.

The factors that the Board considered were in favor of recommending that ADS Holders reject the Offer and not tender their ADS in the Offer included the following:

•

ADS Tendered in the Offer Will Not Benefit from any Future Increase in Value of the Company. The Board considered the fact that ADS Holders whose ADS are tendered and purchased in the Offer will not be able to participate in any potential value creation of the Company that could be generated going forward. The Board also considered that such ADS Holders will not be able to participate in any potential future strategic transactions involving the Company, such as a sale of the Company or a significant part of its assets or capital stock. The Board considered that although no such transaction is pending or contemplated at this time, the Board cannot predict if or when any such transaction may take place in the future and, if such a transaction were to occur, whether the terms of any such transaction would be more favorable or less favorable to the ADS Holders than the terms of the Offer.

•

Successful Completion of the Offer May Enable BRF Holders to Exert Significant Influence on the Company. The Board considered the fact that if the Offer is completed and Purchaser purchases all of the 2,000,000 DDI ADS sought to be purchased pursuant to the Offer, the BRF Holders will collectively beneficially own 4,002,324 DDI ADS (based on the information contained in the Offer to Purchase), or approximately 63.4% of the issued and outstanding DDI ADS, representing beneficial ownership of 200,111.7 Common Shares, or approximately 8.1% of the Common Shares issued and outstanding. As a result, the BRF Holders may be in a position to exert significant influence on the Company going forward. ADS Holders should review the information about Purchaser and BRF set forth in the Offer to Purchase under “Certain Information Concerning Purchaser and BRF—Securities Transactions.”

•

Pro Ration. The Board also considered that if the Offer is oversubscribed, Purchaser may not accept for purchase all of the DDI ADS tendered by ADS Holders, in accordance with the pro ration mechanism set forth in the Offer to Purchase. As a result, an ADS Holder may not be able to dispose of all of its ADS in the Offer, even if it wishes to do so.

•

Tax Treatment. The Board considered the fact that gains from the sale of DDI ADS to Purchaser in the Offer could be taxable for U.S. federal income tax purposes to certain ADS Holders who tender their ADS in the Offer. ADS Holders should review the information set forth in the Offer to Purchase under “Certain Material U.S. Federal Income Tax Consequences of the Offer.”

The factors that the Board considered were in favor of recommending that ADS Holders accept the Offer and tender their ADS in the Offer included the following:

•

Offer Price Represents a Premium to Pre-Announcement Trading Price. The Board reviewed the historical market prices and trading information with respect to the DDI ADS since the completion of the Company’s IPO on September 2, 2021, including the fact that the Offer Price represents a premium of approximately 11.8% to the closing price of the DDI ADS, as reported on Nasdaq on September 10, 2021, the last full trading day before Purchaser announced its intent to commence the Offer. ADS Holders should review the information regarding the DDI ADS price performance set forth in the Offer to Purchase under “Price Range of DDI ADS” and should also obtain a current market quotation for the DDI ADS.

•

ADS Sold in the Offer Will Not be Subject to Operation Risks. The Board considered that the Offer provides for a cash purchase price to ADS Holders who tender their ADS in the Offer, thereby eliminating the risks and uncertainties associated with owning DDI ADS, including those related to the Company’s operations and performance, the industry in which the Company operates and the financial markets generally.

The Board determined that, in light of these factors, the Company should express no opinion and should remain neutral with respect to the Offer. The Board suggests that each ADS Holder consider, among other things, the foregoing factors in deciding whether to tender its ADS in the Offer. In addition, ADS Holders should consult their own financial, tax and legal advisors and make such other investigations concerning the Offer as they deem necessary in order to make an informed decision with respect to the Offer.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors.

(c)    Intent to Tender. To the Company’s knowledge after reasonable inquiry, no executive officer, director, affiliate or subsidiary of the Company currently intends to tender any of the DDI ADS that are held of record or beneficially owned by such persons pursuant to the Offer.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or agreed to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to ADS Holders on its behalf concerning the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Other than as set forth below, during the past sixty (60) days, no transactions in DDI ADS have been effected by the Company or, to the Company’s knowledge after reasonable inquiry, any executive officer, director, affiliate or subsidiary of the Company.

On September 2, 2021, the Company sold a total of 5,263,000 ADS pursuant to the IPO, at a price of $18.00 per ADS.

On September 2, 2021, STIC Special Situation Diamond Limited, a significant ADS Holder, sold 1,053,000 DDI ADS pursuant to the IPO, at a price of $18.00 per ADS.

ITEM 7.	PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result, in (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company or any of its subsidiaries.

There are no transactions, Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

ITEM 8.	ADDITIONAL INFORMATION.

Appraisal Rights. As set forth in the Offer to Purchase, ADS Holders will have no appraisal rights with respect to the Offer.

ITEM 9.	EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase, dated September 23, 2021 (incorporated herein by reference to Exhibit (a)(1)(i) to the Schedule TO of Purchaser filed with the SEC on September 23, 2021).

(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO of Purchaser filed with the SEC on September 23, 2021).

(e)	Underwriting Agreement, dated as of August 30, 2021, by and among DoubleDown Interactive Co., Ltd., STIC Special Situation Diamond Limited and B. Riley Securities, Inc. (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by the Company with the SEC on August 31, 2021).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 6, 2021

DOUBLEDOWN INTERACTIVE CO., LTD.

By:	/s/ In Keuk Kim
Name: In Keuk Kim
Title: Chief Executive Officer